

August 12, 2011

Via E-mail
Ms. Christina J. Gehrke
Chief Accounting and Administrative Officer
FHLB Seattle
1501 Fourth Ave., Suite 1400
Seattle, WA 98101-1693

> **Re:** **FHLB Seattle**
> **Form 10-K**
> **Filed March 23, 2011**
> **Form 10-Q**
> **Filed May 12, 2011**
> **Form 10-Q**
> **Filed August 11, 2011**
> **File No. 000-51406**

Dear Ms. Gehrke:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K

Results of Operations for the Years Ended December 31, 2010, 2009 and 2008, page 105

1. Please revise the introductory paragraph to this section in future filings to include a discussion of the significant contribution that the change in the valuation technique used to fair value certain derivatives made to net income, or advise.

Net Gain (Loss) on Derivatives and Hedging Activities, page 115

2. Please revise future filings to discuss the fact pattern that precipitated the change in valuation technique used to fair value certain derivatives. Discuss in more detail the prior technique and what the results would have been had you continued to apply it. Identify the specific derivatives to which this technique is applied and discuss why the new technique is more preferable, including why it was not applied prior to June 2010.

Critical Accounting Policies, page 118

Determination of Allowance for Credit Losses, page 123

3. Please revise future filings to expand the discussion of the methodology used to determine the inherent losses in your mortgage loan portfolio and, specifically, how it incorporates credit enhancements. Consider the need to provide quantified information of how credit enhancements will cover your delinquent loans, specifically setting forth the waterfall of those enhancements, and how they result in your recorded allowance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline, Staff Accountant, at (202)551-3851 or me at (202)551-3452 with any questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Staff Accountant